Exhibit 12
Mariner Energy, Inc.
Statement regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except ratio)
Earnings from continuing operations before fixed charges
Income before taxes	(543,779)	(436,748)	221,259	188,806	61,775
Add: Fixed charges	86,456	67,308	56,173	40,592	9,042
Less: Capitalized interest	14,661	9,651	474	1,528	703

Earnings from continuing operations before fixed charges	(471,984)	(379,091)	276,958	227,870	70,114

Fixed Charges
Interest expense, net of capitalized interest	70,134	56,399	54,665	38,275	8,172
Add: Capitalized interest	14,661	9,651	474	1,528	703
Add: Estimated interest portion of rental expenditures	1,092	689	465	400	167
Add: Amortization of discounts	569	569	569	389	—

Total Fixed Charges	86,456	67,308	56,173	40,592	9,042

Ratio of earnings to fixed charges (1)	—	—	4.93	5.61	7.75

(1)	Due to loss from operations in 2009 and 2008, the ratio coverage was less than 1:1. Mariner would have needed to generate additional earnings of $558,440 and $446,399 respectively, to achieve a coverage of 1:1 for that period.